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                               May 27, 2022

       Bruce Hausmann
       Vice President and Chief Financial Officer
       Interface Inc
       1280 West Peachtree Street
       Atlanta Georgia 30309

                                                        Re: Interface Inc
                                                            Form 10-K for the
Fiscal Year Ended January 2, 2022
                                                            Filed March 2, 2022
                                                            File No. 001-33994

       Dear Mr. Hausmann:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended January 2, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation
       Critical Accounting Policies and Estimates
       Goodwill, page 38

   1. Revise this discussion in future filings to include information that will allow investors to better assess the
probability of future goodwill impairment charges. For example, please disclose whether your
reporting unit is at risk of failing the quantitative impairment test or whether the fair value
of your reporting unit is substantially in excess of carrying value and is not at risk of
failing. For each reporting unit at risk of failing, disclose the following:

                                                              the percentage by
which fair value exceeded carrying value at the date of the most recent test;
                                                              a more detailed
description of the methods and key assumptions used and how the
 Bruce Hausmann
Interface Inc
May 27, 2022
Page 2
              key assumptions were determined;
                a discussion of the degree of uncertainty associated with the assumptions; and
                a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

         Refer to Item 303(b)(3) of Regulation S-K.
Notes to Consolidated Financial Statements
Note 3 - Revenue Recognition
Disaggregation of Revenue, page 55

2. We note from page 4 that you offer various product categories, including Modular Carpet,
         Modular Resilient Flooring, Rubber Flooring, as well as other products. Please tell us how you considered the guidance in ASC 606-10-50-5 and ASC 606-10-55-89 through
         55-91 when evaluating whether to disclose disaggregated revenue by product categories in addition to revenue by customer geographic region.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Andi Carpenter, Staff Accountant, at 202-551-3645 or Martin James,
Senior Advisor, at 202-551-3671 with any questions.



FirstName LastNameBruce Hausmann                              Sincerely,
Comapany NameInterface Inc
                                                              Division of
Corporation Finance
May 27, 2022 Page 2                                           Office of
Manufacturing
FirstName LastName